Exhibit 10.1

EXECUTION VERSION

SEPARATION AND GENERAL RELEASE AGREEMENT

This Separation and General Release Agreement (“Agreement”) is made and entered by and among Kurt C. Hall (“Hall”) and National CineMedia, Inc. (“NCM Inc.” or the “Company”) and National CineMedia, LLC (“NCM LLC”).

WHEREAS, Hall and the Company are parties to an Employment Agreement dated as of February 13, 2007 (the “Employment Agreement”) and a First Amendment to Employment Agreement dated as of December 30, 2008 (the “First Amendment”); and

WHEREAS, Hall has received from the Company certain equity awards including without limitation shares of restricted common stock of the Company, stock options, and/or units of common stock of the Company (collectively “Equity Awards”); and

WHEREAS, concurrently with the execution of this Agreement, Hall has entered into a Consulting Agreement (the “Consulting Agreement”) with the Company, to become effective upon Hall’s Resignation Date of employment, pursuant to which Hall will provide certain consulting services to the Company and to the Board of Directors as an independent contractor during the time period set forth therein; and

WHEREAS, the Company and Hall wish to set forth certain promises, agreements, and understandings in this Agreement.

NOW THEREFORE in consideration of the mutual covenants set forth herein, Hall and the Company agree as follows:

1. Hall will resign his employment with the Company and from all offices, positions, directorship, chairmanship, and/or fiduciary responsibilities of any nature or description with the Company, NCM LLC and each of their respective subsidiaries, and each of their respective employee benefit plans, effective as of the start date of Hall’s successor (the “Resignation Date”). Hall’s resignation is pursuant to Section 6.2 of the Employment Agreement

2. In full and final satisfaction of any amounts due or which could be due Hall pursuant to the Employment Agreement or otherwise, it is agreed as follows:

(a) The Company will pay Hall any unpaid performance bonus as set forth in the 2015 Performance Plan earned or awarded from prior periods as if Hall had worked for the entire 2015 year, including any stretch bonus, if applicable, payable at such time as performance bonuses are paid to other Company officers and unpaid annual base salary at the rate currently in effect accrued or to be accrued through the Resignation Date;

(b) The Company will pay Hall an amount equal to two times Hall’s 2015 base salary plus one times his 2015 Target Bonus (100% of 2015 base salary), less any required taxes, deductions or withholding, payable in a lump sum on the on first business day after the expiration of six months following the Resignation Date;

(c) If the Resignation Date occurs during 2016, the Company will continue to pay Hall his base salary at the 2015 rate in accordance with the Company’s usual pay practices through the Resignation Date and will pay a lump sum equal to the pro-rated sum (the “2016 Pro-Rated Bonus”) of: (i) a performance bonus and (ii) if applicable, a stretch bonus, each as defined and earned under the 2016 performance plan, provided that the Company establishes a 2016 performance plan for officers. Such amount shall be pro-rated for calendar year 2016 by a fraction, the numerator of which is the number of days during which Hall was employed by the Company in 2016 and the denominator of which is 365. The 2016 Pro-Rated Bonus will be less any required taxes, deductions or withholding and will be paid to Hall at the same time the 2016 performance bonus and stretch bonus, if any, is paid to other officers of the Company;

(d) All rights with respect to any Equity Awards will be determined under the terms and conditions of the applicable Equity Awards and agreements and the National CineMedia, Inc. 2007 Equity Incentive Plan (the “Equity Plan”), and unless otherwise stated in the applicable Equity Awards or Consulting Agreement, all Equity Awards will terminate under the terms of the applicable award agreements and the Equity Plan; except as follows:

(i) provided that Hall performs the services required under the terms of the Consulting Agreement subject to Paragraph 2(d)(iv) below, Hall’s resignation pursuant to Section 6.2 of the Employment Agreement shall not be considered a termination of “Service” (as that term is defined under the Equity Plan) with respect to the Equity Awards and therefore, the Equity Awards that vest based on Hall’s continued Service shall continue to vest in accordance with their terms and conditions during the period that Hall performs the services required under the terms of the Consulting Agreement, subject to Paragraph 2(d)(iv) below;

(ii) the applicable award agreements that provide for an Equity Award that vests based on the satisfaction of performance criteria (a “Performance-Based Equity Award”) during a performance period shall be amended as follows:

(1) 37.5% of the shares subject to the total Equity Award granted in 2013 shall vest on January 16, 2016, provided that Hall’s Service continues through and on January 16, 2016 (subject to Paragraph 2(d)(iv) below), without regard to whether the applicable performance criteria is satisfied;

(2) 100% of the shares subject to the Performance-Based Equity Award granted in 2014 and 2015 shall vest in 1/3 increments on each of the first three anniversaries of the original applicable date of grant, beginning on the first anniversary of the original applicable grant date, provided that Hall’s Service continues through and on each applicable vesting date (which would result in 67% of the total number of shares subject to the Performance-Based Equity Award granted in 2014 being vested on January 15, 2016 and 33% of the total number of shares subject to the Performance-Based Equity Award granted in 2015 being vested on January 21, 2016), subject to Paragraph 2(d)(iv) below without regard to whether the applicable performance criteria is satisfied;

(iii) the applicable award agreements that provide for a non-qualified stock option Equity Award granted in 2006, 2010, 2011 and 2012 (the “Option Equity Awards”) shall be amended to provide that the term of the Option Equity Awards shall not expire on account of a termination of Hall’s Service;

(iv) all award agreements that provide for an Equity Award shall be amended to provide that if the Consulting Agreement is terminated without Cause (as defined under the Consulting Agreement) prior to the expiration of the term of the Consulting Agreement, or if the Consulting Agreement is terminated by Hall for Good Reason (as defined under the Consulting Agreement), all of Hall’s then unvested Equity Awards shall become immediately vested.

(e) The Company will reimburse Hall for as yet unreimbursed expenses he may have incurred prior to the Resignation Date, pursuant to its expense reimbursement policy and Hall will be paid for any accrued but unused vacation days, within 60 days following the Resignation Date;

(f) The Company shall pay to Hall a lump sum amount equal to the pre-tax amount that the Company would have paid to the providers of the current medical, health and life insurance plans maintained by the Company (the Benefit Plans) for twenty-four months of Hall’s coverage thereunder grossed up by 35% to take into the account the additional taxes that would be owed by Hall, which amount shall be paid within thirty (30) days of the Resignation Date. In addition, the Company shall pay Hall the amount that the Company would have paid on his behalf to the Company 401(k) Plan for the twenty-four month period immediately following the Resignation Date, within thirty (30) days of the Resignation Date, which amount shall be grossed up by 35% to take into account the taxes that would be owed by Hall.

3. Hall understands and agrees that he is receiving compensation, payments and/or benefits and agreements under this Agreement that are in excess of those to which he is now, or to which in the future he may be entitled, from the Company and/or Company Releasees (as defined in Paragraph 5), and that such compensation, payments, benefits and agreements are being provided to him in consideration of his acceptance and execution of, and in reliance upon his representations in, this Agreement, which becomes irrevocable within thirty (30) days of the Resignation Date. Hall acknowledges that such consideration is adequate and satisfactory to him.

4. Except for the payments and benefits provided for in this Agreement, or as expressly provided in the Consulting Agreement, and any 401(k) plan or other vested benefits due to Hall pursuant to the terms and conditions of any employee benefit plan in which Hall was a participant on or prior to the Resignation Date, Hall acknowledges and agrees that he is entitled to no other compensation, payments, benefits or agreements from the Company and/or the Company Releasees (as defined in Paragraph 5) of any kind or nature whatsoever, including, without limitation, pursuant to the Employment Agreement, pursuant to the First Amendment, pursuant to the Equity Awards, and/or for salary, tips, severance pay, fringe benefits, vacation pay, bonuses, incentive compensation, sick pay, insurance, disability insurance, medical benefits, paid or unpaid leave, severance, vesting of equity awards, performance award or payments or any other allowance, payment, grant, award or benefit of any nature or description, provided however that nothing herein shall affect Hall’s rights to indemnification, advancement, defense or reimbursement pursuant to any applicable D&O policies or any similar insurance policies, the Company’s amended and restated by-laws as amended or applicable law. Notwithstanding the foregoing, Hall shall continue to be indemnified by his existing indemnity agreement, dated February 13, 2007 (the “Indemnification Agreement”).

5. (a) In further consideration of the covenants undertaken herein by the Company, including, without limitation, the payments and benefits described in this Agreement, except for the obligations set forth in the Indemnification Agreement, Hall hereby waives, releases and forever discharges the Company and any of its predecessors, parents, subsidiaries, affiliates, and related companies including but not limited to NCM Inc., NCM LLC, and all of his, its and/or their respective past and present parents, subsidiaries and affiliates and all of their past and present employees, directors, officers, members, attorneys, representatives, insurers, agents, shareholders, successors, and assigns (individually and collectively “Company Releasees”) from and with respect to any and all legally waivable claims, grievances, injuries, controversies, agreements, covenants, promises, debts, accounts, actions, causes of action, suits, arbitrations, sums of money, attorneys’ fees, costs, damages, or any right to any monetary recovery or any other personal relief, whether known or unknown, in law or in equity, by contract, tort or pursuant to federal, state or local statute, regulation, ordinance or common law, which Hall now has, ever had, or may hereafter have, based upon or arising from any fact or set of facts, whether known or unknown to Hall, from the beginning of time until the Effective Date of this Agreement, as defined in Paragraph 17. Without limiting the generality of the foregoing, this waiver, release, and discharge includes any claim or right asserted or which could have been asserted by Hall against the Company and/or based upon or arising under any federal, state or local tort, fair employment practices, equal opportunity, or wage and hour laws, including, but not limited to, the common law of the State of Colorado, Title VII of the Civil Rights Act of 1964, the Colorado Anti-Discrimination Act, the Americans with Disabilities Act, the Age Discrimination in Employment Act, 42 U.S.C. Section 1981, the Equal Pay Act, the Fair Labor Standards Act, the Colorado Wage Act, and the Employee Retirement Income Security Act, including all amendments thereto.

Notwithstanding the generality of the foregoing, nothing herein constitutes a release or waiver by Hall of: (i) any claim or right that may arise after the Effective Date of this Agreement, as defined in Paragraph 17; (ii) any claim or right Hall may have under this Agreement; (iii) any 401(k) benefits or other vested benefits due to Hall pursuant to the terms and conditions of any Company employee benefit plan in which Hall was a participant on or prior to the Resignation Date; and (iv) any claim or right Hall may have pursuant to indemnification, advancement, defense or reimbursement pursuant to any applicable D&O policies, any similar insurance policies, or the Indemnification Agreement, the Company’s amended and restated by-laws as amended or applicable law.

(b) Hall represents and affirms that (i) he has not commenced, maintained, prosecuted, or participated in any complaint, claim or action against the Company and/or the Company Releasees, in any court or before any administrative, investigative or arbitral body or agency, (ii) that to the best of Hall’s knowledge and belief, there is no outstanding claim or demand for relief against the Company and/or the Company Releasees by Hall or any person, organization, or entity acting on Hall’s behalf, and (iii) that Hall will not in the future commence, maintain, prosecute or participate in any complaint, claim of any nature or description or action, against the Company or any Company Releasee for any claim released herein in any court or before any administrative, investigative or arbitral body or agency. Notwithstanding the foregoing, this Agreement does not extend to those rights, which as a matter of law cannot be waived.

(c) In further consideration of the covenants undertaken herein by Hall, the Company hereby waives, releases and forever discharges Hall and his heirs, representatives, attorneys, agents, successors, and assigns from and with respect to any and all legally waivable claims, grievances, injuries, controversies, agreements, covenants, promises, debts, accounts, actions, causes of action, suits, arbitrations, sums of money, attorneys’ fees, costs, damages, or any right to any monetary recovery or any other personal relief, whether known or unknown, in law or in equity, by contract, tort or pursuant to federal, state or local statute, regulation, ordinance or common law, which the Company now has, ever had, or may hereafter have, based upon or arising from any fact or set of facts, whether known or unknown to the Company, from the beginning of time until the Effective Date of this Agreement, as defined in Paragraph 17, other than claims that the Company does not know of, or have reason to know of, for misappropriation of material assets by Hall.

6. Neither this Agreement, nor anything contained in it, shall constitute or shall be used as an admission or as evidence of any liability or wrongdoing whatsoever by or attributable to the Company or the Company Releasees. The Company and the Company Releasees deny any liability whatsoever to Hall and/or that it or they have violated any agreement with Hall, or any duty or obligation owed him, derived from any source whatever whether statutory, regulatory, contractual or otherwise. Neither this Agreement, nor anything contained in it, shall be introduced in any proceeding in any forum of any nature or description except to enforce this Agreement or to defend against any claim relating to the subject matter of the releases contained herein or as required by court order, subpoena, or other legal process.

7. Hall, his agents, attorneys, heirs, executors, administrators, and assigns agree that this Agreement, and any and all matters concerning Hall’s separation from the Company, except information which prior to time of disclosure was in the public domain, will be regarded as privileged communications between the parties, and that they will not reveal, disseminate by publication of any sort, or release in any manner or means this Agreement or any matters, factual or legal, concerning this Agreement or Hall’s separation to any other person or entity, except as required by legal process (in which case, Hall agrees to promptly provide written notice of said legal process as set forth below prior to the production of the requested information). Notwithstanding the foregoing, Hall may reveal the relevant terms of this Agreement to his spouse, attorneys, accountants, financial advisors and governmental authorities.

8. (a) Hall agrees that he will not engage in any wrongful conduct that is injurious to the Company and its subsidiaries’ officers and directors’ reputation and interest, including but not limited to, disparaging, inducing or encouraging others to disparage or bring claims against the Company and its subsidiaries’ officers and directors, or making or causing to be made any statement that is critical of or otherwise maligns the business reputation of the Company and its subsidiaries’ officers and directors, except if testifying truthfully under oath pursuant to any lawful court order or subpoena responding to any request of the Company’s Board of Directors or their designees, or as otherwise required by law (“Required Disclosure”), provided that Hall shall provide prior notice of a Required Disclosure as far in advance as reasonably practicable under the circumstances of a Required Disclosure (unless prohibited by law), so that the Company may intervene, appear or otherwise object, including by requesting confidential hearing or treatment at the Company’s sole expense.

(b) The Company (through its and its’ subsidiaries’ officers and directors) will not engage in any wrongful conduct that is injurious to Hall’s reputation and interest, including but not limited to, disparaging, inducing or encouraging others to disparage or bring claims against Hall, or making or causing to be made any statement that is critical of or otherwise maligns the business reputation of Hall, except pursuant to a Required Disclosure, provided that the Company shall provide prior notice of a Required Disclosure as far in advance as reasonably practicable under the circumstances of a Required Disclosure (unless prohibited by law), so that Hall may intervene, appear or otherwise object, including by requesting confidential hearing or treatment at Hall’s sole expense, except to the extent Hall is otherwise entitled to indemnification under the Indemnification Agreement.

9. Under the Consulting Agreement, among other things, Hall agrees that he will cooperate with the Company, its subsidiaries and affiliates, and any of their officers, directors, shareholders, or employees, and perform such services as set forth in the Consulting Agreement.

10. The rights and obligations of the Parties hereunder shall be construed and enforced in accordance with, and shall be governed by, the laws of the State of Colorado, without regard to principles of conflict of laws.

11. This Agreement constitutes and contains the entire agreement and understanding between Hall and the Company concerning the subject matters addressed herein and supersedes and replaces all prior negotiations and all agreements proposed or otherwise, whether written or oral, concerning the subject matter hereof. This is an integrated document. It is understood and agreed that except for Paragraphs 7 (Indemnification), 12 (Non-Disclosure of Confidential

Information and Non-Competition), and 14 (Survival) (but solely as Paragraph 14 relates to Paragraphs 7 and 12), of the Employment Agreement which shall survive according to their respective terms, the Employment Agreement and First Amendment shall terminate and be null and void and of no further effect, from on and after the effective date of this Agreement.

12. This Agreement may be executed in counterparts, and each counterpart, when executed, shall have the efficacy of a signed original. Photographic and facsimiled copies of such signed counterparts may be used in lieu of the originals for any purpose.

13. If any provision of this Agreement or the application thereof is held invalid, such invalidation shall not affect other provisions or applications of this Agreement and to this end, the provisions of this Agreement are declared to be severable.

14. Each party has cooperated in the drafting and preparation of this Agreement. Hence, in any construction or interpretation of this Agreement, the same shall not be construed against any party on the basis that the party was the drafter.

15. This Agreement cannot be modified except in writing signed by all parties.

16. Hall hereby acknowledges:

(a) he has been advised to consult with an attorney before signing this Agreement;

(b) he has obtained independent legal advice from an attorney of his choice with respect to this Agreement, or has knowingly and voluntarily chosen not to do so;

(c) he freely, voluntarily and knowingly entered into this Agreement after due consideration;

(d) he has had a minimum of twenty-one (21) days to review and consider this Agreement;

(e) he has a right to revoke this Agreement by notifying Gene Hardy, National CineMedia, Inc., 9110 E. Nichols Ave., Suite 200, Centennial, CO 80112 in writing within seven (7) days after Hall signed the Agreement;

(f) In exchange for his waivers, releases and commitments set forth herein, including his waiver and release of all claims arising under the Age Discrimination in Employment Act, the payments, benefits and other considerations that he is receiving pursuant to this Agreement exceed any payment, benefit or other thing of value to which he would otherwise be entitled, and are just and sufficient consideration for the waivers, releases and commitments set forth herein.

17. This Agreement shall become effective upon the expiration of the revocation period provided for in Paragraph 16(e) above.

18. This Agreement and Release shall inure to the benefit of and shall be binding upon the Company and/or the Company Releasees and all their respective successors and assigns, and any entity with which they may merge or consolidate or to which they may sell all or substantially all their or its assets, and Hall agrees that he may not sell or otherwise assign rights, obligations or benefits under this Agreement (except to his estate upon Hall’s death) and any attempt to do so shall be void; Hall further covenants and agrees that he has not assigned or otherwise transferred any claim released in this Agreement, in whole or party, to any person or entity.

19. By signing this Agreement, Hall affirms that upon the termination of the Consulting Agreement he shall return to the Company all keys, credit cards, if any, ID cards, and beepers, and that, as soon as practicable after the date of this Agreement, he shall return or destroy any and all original and duplicate copies of all his work product and of files, calendars, books, records, notes, notebooks, manuals, computer disks, diskettes, and any other magnetic and other media materials he has in his possession or under his control which contains confidential or proprietary information of the Company.

20. The parties agree that the amounts and benefit payable hereunder are either exempt from or compliant with Section 409A of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations and other guidance promulgated thereunder (“Section 409A”), and the parties agree not to take any position inconsistent with such agreement for any reporting purposes, whether internal or external, and to cause their affiliates, successors and assigns not to take any such inconsistent position. Notwithstanding anything in this Agreement to the contrary, any payments or benefits due hereunder that constitute non-exempt “deferred compensation” (as defined in Section 409A) that are otherwise payable by reason of Hall’s “separation from service” (as defined in Section 409A) will not be paid or provided to Hall until Hall has undergone a separation from service, which the parties agree shall occur on the Resignation Date. If, and only if, Hall is a “specified employee” (as defined in Section 409A) and a payment or benefit provided for in this Agreement would be subject to additional tax under Section 409A if such payment or benefit is paid within six (6) months after Hall’s Resignation Date, then such payment or benefit shall not be paid (or commence) during the six-month period immediately following Hall’s Resignation Date except as provided in the immediately following sentence. In such an event, any payment or benefits that otherwise would have been made or provided during such six-month period and that would have incurred such additional tax under Section 409A shall instead be paid to Hall in a lump-sum cash payment on the first business day following the expiration of six months after the Resignation Date, or, if earlier, within 10 days following the date of Hall’s death. Hall’s right to receive any installment payments under this

Agreement shall be treated as a right to receive a series of separate payments and, accordingly, each such installment payment shall at all times be considered a separate and distinct payment as permitted under Section 409A. If Hall is entitled to any reimbursement of expenses or in-kind benefits that are includable in Hall’s federal gross taxable income, the amount of such expenses reimbursable or in-kind benefits provided in any one calendar year shall not affect the expenses eligible for reimbursement or the in-kind benefits to be provided in any other calendar year, and the reimbursement of an eligible expense must be made no later than December 31 of the year after the year in which the expense was incurred. Hall’s right to reimbursement of expenses or in-kind benefits under this Agreement shall not be subject to liquidation or exchange for another benefit.

Notwithstanding any provision of this Agreement to the contrary, the Company, and its respective officers, directors, employees and representatives, neither represent nor warrant the tax treatment under any federal, state, local, or foreign laws or regulations thereunder (individually and collectively referred to as the “Tax Laws”) of any payment or benefits contemplated by this Agreement including, but not limited to, when and to what extent such payments or benefits may be subject to tax, penalties and interest under the Tax Laws. Moreover, Hall will indemnify and hold the Company harmless against the payment of taxes, interest, penalties, fines, or other liabilities or costs that may be assessed by the Internal Revenue Service, or any other taxing authority and/or any other governmental agency (whether federal, state, or local), in connection with payments under this Agreement, except for any employer share of FICA, Medicare, FUTA, or state unemployment or disability contributions which a government agency may determine is due or any penalties or fines that may be assessed by the Internal Revenue Service against the Company for failing to timely withhold and deposit income or employment taxes with respect to amounts payable to Hall under this Agreement.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound, have caused this Agreement to be executed as of the dates set for below.

Dated: October 16, 2015	/s/ Kurt C. Hall
Kurt C. Hall
NCM Inc.
Dated: October 18, 2015	/s/ Scott Schneider
By: Scott Schneider
NCM LLC

Dated: October 18, 2015	/s/ Scott Schneider
By: Scott Schneider

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